STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2018 and 2017

	2018	2017
ASSETS		
Cash	$ 41,006	$ 64,635
Prepaid expenses	15,496	-
Receivable from parent	3,357	-
Deposits	3,085	1,885
Equipment, net of accumulated depreciation of $1,218 and $358, respectively	3,082	3,942
	$ 66,026	$ 70,462
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ -	$ 4,379
Accrued expenses	8,928	12,915
Payable to broker	3,357	-
	12,285	17,294
MEMBER'S EQUITY	53,741	53,168
	$ 66,026	$ 70,462

The accompanying notes are an integral part of these financial statements.